Shuttle Pharmaceuticals Holdings, Inc.

One Research Court, Suite 450

Rockville, MD 20850

August 23, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Ms. Jordan Nimitz

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on August 19, 2022
File No. 333-265429

Ladies and Gentlemen:

On behalf of Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company” or “Shuttle”), we are hereby transmitting the Company’s response to the comment letter it received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2022, regarding the Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Commission on August 19, 2022 (the “2022 Filing”). Also, in addition to addressing the Staff’s comments in the Registration Statement, we have modified the Registration Statement to adjust the pricing of the offering in the primary prospectus to $8.00 per unit, for the sale of a total of 1,245,000 units, with each unit consisting of one share of common stock, par value $0.00001 per share, and one warrant to purchase one share of common stock, at an exercise price of $0.01 per share.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Amendment No. 3 to Form S-1 Filed August 19, 2022

Pre-IPO Bridge Financing, page 8

1. Please provide an analysis supporting your conclusion that the August 2022 offering qualified for the 506(b) safe harbor. Your analysis should address the fact that you had a registration statement on file at the time of the offering.

On August 1, 2022, as the Company required additional bridge funds pending the closing of its initial public offering (“IPO”), for which a registration statement was already on file with the SEC, Shuttle Pharmaceuticals closed on a private placement of $125,000 in units consisting of (1) a 10% promissory note, payable within 12 months of the issuance date, and (2) warrants to purchase common stock, exercisable at $2.50 per share or 50% of the IPO per share purchase price (the “August 2022 Private Placement”). The August 2022 Private Placement was conducted pursuant to Rule 506(b) of the Securities Act of 1933, as amended (the “Securities Act”), as it was made to three accredited investors, including two who were previously known by Boustead Securities, LLC, our placement agent (“Boustead”), and Joy Dritschilo, the wife of Shuttle’s chairman and CEO and one of our major shareholders. Further, the August 2022 Private Placement was conducted pursuant to the terms of a private placement memorandum, including a subscription agreement, which was provided to all three accredited investors and pursuant to which each investor made the representation that they “received no representation or warranty from the Company or any of its officers, directors, employees or agents in respect of [their] investment in the Company and [they] have received no information (written or otherwise) from [those directors, employees or agents] relating to the Company or its business other than as set forth in the Offering Documents.” [In such case “Offering Documents” was defined as those documents set forth in the private placement memorandum distributed to each of the August 2022 Private Placement investors.] As such, the Company in no way relied on its registration statement on Form S-1 as a means of solicitation of the investors and the terms of the offering and the type of securities sold in the offering were different from those being sold in the IPO.

Rule 152(a) of the Securities Act provides a safe harbor from integration where “offers and sales will not be integrated if, based on particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Act, or that an exemption from registration is available for the particular offering.” Further, Rule 152(a) states that “[i]n making this determination … the issuer must have a reasonable belief, based on facts and circumstances, with respect to each purchaser in the exempt offering prohibiting general solicitation, that the issuer (or any person acting on the issuer’s behalf) either: (i) Did not solicit such purchaser through the use of general solicitation; or (ii) Established a substantive relationship with such purchaser prior to the commencement of the exempt offering prohibiting general solicitation.”

Here, the August 2022 Private Placement was made to three accredited investors who had substantive pre-existing relationships with either the issuer or the placement agent. In addition, the August 2022 Private Placement was marketed using a separate private placement memorandum, in accordance with Rule 506(b), and not using the Company’s filed registration statement on Form S-1. As such, neither the Company nor Boustead solicited purchasers using general solicitation or relying on the registration statement filed with the SEC. As a result, the Company is entitled to rely on the safe harbor provided by Rule 506(b), in accordance with the exception from integration provided under Rule 152(a).

2. Please expand your disclosure to include the exercise prices of the warrants issued to Boustead Securities in each transaction.

We have updated the disclosure under the section entitled “Pre-IPO Bridge Financing” to include the exercise prices of the warrants issued to Boustead Securities in each transaction.

Underwriting Discount, page 92

3. We note your statement that you completed a $125,000 unit private placement offering to three accredited investors on August 1, 2022, but you state on page 94 that the offering was made to two investors. Please revise to address the inconsistency.

We have revised the disclosure to indicate that the August 2022 Private Placement was made to three accredited investors.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of Amendment No. 4 to its Registration Statement on Form S-1 with the SEC on August 23, 2022. We respectfully request that you provide us with any additional comments on or before August 24, 2022. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ Anatoly Dritschilo
Anatoly Dritschilo, M.D.
Chief Executive Officer
Shuttle Pharmaceuticals Holdings, Inc.